Carter Ledyard & Milburn llp Counselors at Law
Bruce A. Rich Counsel • Direct Dial: 212-238-8895 E-mail: rich@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

September 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Jennifer O’Brien, Esq.

Re:	Gold Standard Ventures Corp.

Dear Ms. O’Brien:

We are responding on behalf of Gold Standard Ventures Corp. (the “Company”) to the Staff’s comment letter of August 26, 2011 (the “Comment Letter”) relating to the above-referenced registration statement on Form 20-F (the “Registration Statement”).  Immediately prior to the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) by EDGAR with the SEC.

We appreciate the Staff’s review of, and comments to, the Registration Statement.  For convenience in your review, set forth below are in bold the Staff’s numbered comments in the Comment Letter followed by the Company’s responses thereto

Registration Statement on Form 20-F

General

1.
The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. We note the related disclosure regarding the number of beneficial holders in the United States at page 37. You may contact us if you need to discuss this alternative.

The Company intends to proceed with this filing in order to become subject to the SEC Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) reporting requirements in its status as a “foreign private issuer.”  The

Company understands that the Registration Statement will become automatically effective on September 26, 2011 and it will thereafter be subject to filing the reports under the Exchange Act required of it, notwithstanding that the comment process to this Registration Statement may not be completed by that date.

2.
Some of these comments will require changes to the Form 20-F, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports onceyou become subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 20-F or new Exchange Act report we will find your responsive changes.

The comments in the Comment Letter that require changes to the Registration Statement are identified by number in the copy of the Amended Registration Statement.  The numbers in the Amended Registration Statement correspond to the numbered comments in the Comment Letter. This specially numbered Amended Registration Statement is being separately furnished to the staff, while the EDGAR filing will have indications where changes have been made to the initial Registration Statement.

3.
Disclosure in the Form 20-F should be accurate and current as of the date that the registration statement becomes effective by operation of law. As appropriate, please provide updated disclosure with each amendment. For example, and without limitation, we note your disclosure at page 24 that you anticipate drilling at the Cam Douglas Project beginning in 2011. Please revise to state when in 2011 such drilling will begin or, if drilling has already begun, so state. Similarly, provide updated disclosure regarding capitalization and indebtedness, as Item 3.B of Form 20-F requires.

We have sought to include disclosure information that is accurate and current as of the most appropriate current date.  Item 4D. “Property, Plants and Equipment” was substantially revised to emphasize the current drilling programs for the three Projects, the drilling undertaken to date and the proposed drilling activities in the near future. The interim financial information in the Amended Registration Statement consists of the unaudited financial statements for the three and six months ended June 30, 2011 and the MDA was updated to be based upon the June 30, 2011 financial statements and comparable statements for June 30, 2010, and where relevant information of a later date.  In revising the text portion, we sought to provide factual information through at least June 30, 2011,  and provided the exchange rate and stock price information through August 31, 2011 and September 16, 2011, respectively.

4.
Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered comment includes more than one point, ensure that you fully respond to each point.   Compliance with this comment will minimize the need for us to repeat similar comments.

In preparing the Amended Registration Statement, where a comment applied to more than one section, we tried to make a corresponding change to the other applicable section or to have a clear cross-reference to the other applicable section.

Cautionary Statement Regarding Forward Looking Statements, page iii

5.
Note that until you become subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d), the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. Also, if you retain the references to forward looking statements, the word “will” does not belong in the list of words identifying such statements. Please revise accordingly.

Revisions were made based upon this comment.

Key Information, page 2

Selected Financial Data, page 2

Adjustment to United States Generally Accepted Accounting Principles, page 3

6.
Revise your presentation under this section to clearly indicate whether the amounts shown represent amounts determined under US GAAP or the differences between amounts determined under Canadian GAAP and US GAAP.

Revisions were made based upon this comment to clearly set forth that the financial data in the table represents amounts determined under U.S. GAAP.

Risk Factors, page 6

General

7.	Revise the introductory paragraph to clarify that you disclose the known, material risks in this section, rather than only “the most significant” risks.

This comment has been complied with.

8.
Please revise generally to state the risks plainly and directly, without the use of mitigatingtext and “no assurance” language. In particular, clauses which begin “although” or“while” often include disclosure which mitigates the identified risk. For example, andwithout limitation, we note the sentences beginning “While we have investigated” and“While we maintain insurance.…”

We eliminated the “no assurance” clause wherever it had appeared and modified other clauses which may have unjustifiably mitigated the identified risk.

9.
The Instruction to Item 3.D of Form 20-F requires the risk factors to be concise. In thatregard, it appears that you discuss the same risks under “We are subject to local laws andagreements” and “We are subject to substantial government regulatory requirements.”Please revise accordingly.

The paragraph in the risk factors dealing with “local laws and agreements”  was combined with the paragraph dealing with “substantial government regulatory requirements.”

This registration statement contains statements about future events, page 9

10.
Many of the statements in your filing relate to present facts or conditions, rather than tohistorical facts or future events. In light of this, the first sentence of this risk factorbeginning, “Statements contained in this registration statement that are not historicalfacts…” appears to be overly broad. Please narrow your statement accordingly orremove it.

The risk factor referred to in this comment was deleted.

We may be deemed to be a “Passive Foreign Investment Company,” page 15

11.
Indicate here as you have on page 47 that “[t]here is a substantial risk that we are apassive foreign investment company, or PFIC, for U.S. federal income tax purposes” andthat “[w]e believe that we will qualify as a PFIC for the current taxable year.”

This comment has been complied with.

Property, Plants and Equipment, page 19

12.	You suggest that the “companies and authors referenced in the calculations are known tobe competent and professional in their work.” Explain your basis for this statement orremove it.

The statement referred to in this comment has been deleted.

13.
In the fourth paragraph on page 19, you state that the Historical Estimates “should not berelied upon” and refer to the underlying data as “limited in [its] reliability.” In the nextparagraph, you appear to offer contrary disclosure, stating that “the Historical Estimatesare relevant … as partial summaries of [data which] is believed to be reliable….” If youhave concluded that the estimates cannot be relied upon, revise your filing to removethem. Alternatively, if you have concluded that the estimates can be relied upon, removelanguage indicating otherwise.

These paragraphs were deleted.  They were replaced by specific information about the prior drilling at the location and then nature of the formation.

14.	Eliminate subjective disclosure, such as your suggestion that the “possibilities forpositive future developments and expansion of this mineralization are exciting.”

The disclosure referred to in this comments has been deleted.  We sought to eliminate other statements of subjective disclosure.

15.
We note your disclosure at page 19 that the Railroad Report is incorporated by referenceinto the Form 20-F. Please note that Industry Guide 7 specifically prohibits technicalstudies being attached to or included in SEC filings. In this regard, please remove thestatement of incorporation. However, you may state, if true, that the report is availableon SEDAR.

This comment has been complied with by deleting mention of the Railroad Report which mooted need for any incorporation by reference.

Operating and Financial Review and Prospects, page 25

Operating Results, page 26

16.
We note that your period-over-period comparisons include detailed descriptions withrespect to your expenses. Please revise your disclosure to include similar descriptionsrelating to changes in assets and loss, quantifying the amount of change contributed byeach factor that caused a material change over the reported periods.

This comment has been complied with by adding comparative information about changes in assets.  As shown in the tables, the Company had only minimal interest income during those fiscal periods and no operating revenues.  The disclosure is of the items of expense in the different periods, and not a comparison of losses because comparative revenues/interest income is not very meaningful.

17.	To avoid investor confusion and to be consistent with your Consolidated Statements ofLoss and Comprehensive Loss, please re-label the row titled ‘Revenues’ to ‘InterestIncome.’

This comment has been complied withas wherever “Revenues” was mentioned we substituted “Interest Income.”

Tabular Disclosure of Contractual Obligations, page 29

18.
We note your disclosure that you do not have any contractual obligations. Withoutlimitation, we note disclosure on page F-25 that you entered into a sublease agreementfor office space in Vancouver, B.C. and a commercial lease agreement for office space inElko, Nevada. Please note that these types of obligations are contemplated by Item 5.F ofForm 20-F. Please re-assess your known contractual obligations and revise yourdisclosure accordingly.

The disclosure of contractual obligations has been revised to expressly mention the sublease and commercial lease agreements, and also the material contractual obligations covering the mineral properties.  The schedules of commitments are included with the information covering the particular operations that gave rise to the commitment.  A cross reference directs a reader to the text portion of the Amended Registration Statement explaining the commitment and to the exhibits where the agreement governing the commitment is filed.

Directors, Senior Management and Employees, page 30

Directors and Senior Management, page 30

19.	Please revise the table at page 30 to indicate all positions each person holds with thecompany. In this regard, we note that Ewan S. Downie is your Vice President-Exploration as well your director.

The reference to Mr. Downie as Vice President-Exploration was an error, and has been deleted.

20.
We note that certain of your officers also maintain employment with other companies.For each such officer, please quantify how much he devotes to your business in terms ofactual time or percentage of professional time.

This comment has been complied with.

21.
We also note your risk factor at page 13 states that any conflicts will “be dealt with inaccordance with … the Business Corporations Act (British Columbia).” Revise thissection to disclose whether you have a written policy that contemplates potentialconflicts, identify the relevant sections of the Business Corporations Act, and name anydirectors responsible for acting on any such policy or the Business Corporations Act.

We made changes to the designated risk factor and to Item 6C and also are filing the Code of Conduct as an exhibit in response to this comment.

Compensation, page 32

Summary Compensation Table, page 32

22.
We note the sum of the salaries paid to the named individuals was $351,950 for 2010 and$169,707 for 2009. Please reconcile for us the total salaries presented with yourConsolidated Statements of Loss and Comprehensive Loss, which reflects ‘Wages andsalaries’ of $23,952 for 2010 and $0 for 2009.

We added information to the footnotes identifying the financial accounts that were charged for these salaries in 2009 and 2010, and also added cross-references with respect to related information.

23.       Please identify the private companies referenced in the notes to the summarycompensation table.

This comment has been complied with.

Major Shareholders and Related Party Transactions, page 36

Major Shareholders, page 36

24.	If he is affiliated with it other than being its appointee to the board, please revise footnote1 to indicate William E. Threlkeld’s relationship with FCMI Parent Co.

This comment has been complied with.

Differences from Requirements in the United States, page 43

25.	Please revise the second paragraph to clarify that you are referring to requirements for theaudit committee of a public company “listed” in the United States.

This comment has been complied with.

Exhibits, page 51

26.	Please provide us with your basis for not filing as exhibits the following documentspursuant to Item 601(b)(10) of Regulation S-K:

•	the Additional Railroad Leases (at page 21),

•	the Newmont Lease (at page 21),

•	the Aurelio Agreement (at page 2), and

•	the Diversified Lease (at page 24).

The material agreements relating to the referenced mineral leases have been filed as exhibits to the Amendment, see Exhibits 4.10 to 4.16.

Financial Statements, page F-1

Note 8 – Capital Stock, page F-18

27.           We note your statement on page 41 that “All of our outstanding shares, options andwarrants have been issued in accordance with the pricing policies of the TSX VentureExchange. The TSX Venture Exchange’s policies allow for the issuance of securities at adiscount from the market price.” With a view towards enhanced disclosure under thisheading for each referenced issuance, please clarify whether the valuations reported weredetermined in accordance with their fair market value or at a discount from market price.

All of the Company’s outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture Exchange.  The TSX Venture Exchange’s policies allow for the issuance of securities at a discount from the market price.  All of the shares, with the exception of those issued for settlement of debt and those issued pursuant to private placements, have been issued at fair market value.  The shares issued pursuant to private placements are generally issued at a discount to the current market price.  The shares issued for settlement of debt were issued pursuant to an agreement with certain creditors, at a price equal to the price at which private placements were issued, at the time the debt was incurred.

28.
We note your disclosure on page F-19 that you cancelled 31,250 stock options andgranted 2,050,000 new stock options. Please tell us whether you accounted for thiscancellation and replacement as a modification of the terms of the cancelled award underthe guidance of paragraph .54 of CICA Handbook Section 3870.

The 31,250 stock options that were cancelled were never re-granted.  Therefore, the grant of 2,050,000 stock options was not accounted for as a re-placement or modification of terms of the cancelled award.

29.
We note the disclosure on page F-20 that “the exercise price of these warrants increasedto $0.40 on August 20, 2010. Please tell us whether this modification resulted inincremental value being awarded to the warrant holders.

The increase in exercise price of warrants to $0.40 on August 20, 2010 did not result in any incremental value being awardedto the warrant holders.  The change in exercise price was pursuant to the term at which the warrants were initially issued.

Note 9 – Income Taxes, page F-22

30.	Please clarify why the change in valuation allowance from $(152,000) to $(2,482,000) forthe periods presented had no impact on the tax rate reconciliation.

In fiscal 2009, the Company did not incur significant expenditures either on exploration activities or operations.  In fiscal 2010, the Company commenced exploration activities on a larger scale and in order to sustain such activities it was required to incur more operating expenses, resulting in a larger net operating loss.  The combination of larger net operating losses and larger amounts of exploration expenditures resulted in the Company having larger deferred income tax assets, all of which has a valuation allowance against them.

Note 18 – First Time Adoption of IFRS, page F-57

31.
We note the explanation you provide for adjustment (a) associated with the reconciliationbetween Canadian GAAP and IFRS is that it is an adjustment “to apply the requirementsof IFRS 3, Business Combinations, prospectively from the Transition Date.” Pleaseexpand this disclosure to explain the specific reason that application of IFRS 3 led to this adjustment.

IFRS 3, Business Combination, requires an accounting treatment that varies from Canadian GAAP.  The Company elected to take an IFRS 1 optional exemption to not having the requirements of IFRS 3 apply to any acquisitions that have been completed prior to January 1, 2010, being the Transition Date.  Prior to the Transition Date, the Company had completed the acquisition of JMD.  This acquisition was not a Business Combination under Canadian GAAP or IFRS 3 and, as such, would not have had any accounting changes, had the above election not been made.

Engineering Comments

Property, Plants and Equipment, page 19

32.
Please insert a small-scale map showing the location and access to each materialproperty, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note theEDGAR program now accepts Adobe PDF files and digital maps, so please include thesemaps in any amendments that are uploaded to EDGAR. It is relatively easy to includeautomatic links at the appropriate locations within the document to GIF or JPEG files,which will allow figures and diagrams to appear in the right location when the documentis viewed on the Internet. For more information, please consult the EDGAR manual, andif additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. Webelieve the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally requiremaps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern orsymbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as"one inch equals one mile" may be utilized provided the original scale of the map hasnot been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state orprovince, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity ofthe geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show allfeatures on the drawing.

Four maps have been included in the Amended Registration Statement.  The first map shows the general location of the Projects in Nevada and then a separate specific map for each of the three Projects appearing in the text description for each Project’s location.  The Project maps were prepared to comply with Instruction 1(a) to Item 4D.

33.
Please disclose the information required under paragraph (b) of Industry Guide 7 for allyour material properties listed under this heading. For any properties identified that arenot material, please include a statement to that effect, clarifying your intentions. For eachmaterial property, include the following information:

•	The location and means of access to your property, including the modes oftransportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property,whether your have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potentialeconomic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment,including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reservesand the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidancepertaining to the foregoing, available on our website at the following address:www.sec.gov/about/forms/industryguides.pdf.

Item 4D was substantially revised to include the information sought in this comment.

34.	On a related point, it appears you should also expand your disclosure concerning theexploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written innon-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimatedamounts that will be required for each exploration activity, such as geophysics,geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclosethis prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss whattheir qualifications are.

Information responsive to this comment was added for each of the Projects, see Item 4D.

35.
Detailed sampling provides the basis for the quality estimate or grade of your mineraldiscovery. Please provide a brief description of your sample collection, samplepreparation, and the analytical procedures used to develop your analytical results. Inaddition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols youhave developed for your exploration program. These procedures would serve to informpotential investors regarding your sample collection and preparation, assay controls,sample custody, assay precision and accuracy procedures and protocols.

The information sought in this comment was included ina new section “General Exploration Program Practices” in Item 4D.

36.
We note you are subject to permitting requirements of the Bureau of Land Management(BLM) and/or Forest Service in addition to State Environmental requirements. Pleaseprovide a short summary of the permits and/or operational plans required to performexploration activities on your properties.

The information sought in this comment was included in a new section “Permitting Requirements and Environmental Matters” in Item 4D.

Should you have any questions about the Amended Registration Statement or the information in this letter, please contact Jonathan Awde at 604.669.5702 or the undersigned at 212.238.8895.

Sincerely,

/s/ Bruce A. Rich

Bruce A. Rich

Counsel

cc:  Jonathan Awde